Exhibit 99.1

News Release

Leading Independent Proxy Advisory Firms Recommend Orla's Shareholders Vote for the Proposed Acquisition of Musselwhite Mine from Newmont Corporation

VANCOUVER, BC, Jan. 9, 2025 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that the two leading independent proxy advisory firms have each recommended that Orla's shareholders vote FOR the resolution to approve the Company's proposed acquisition of the Musselwhite Mine (the "Transaction") from Newmont Corporation ("Newmont").

The proxy advisory firms also recommended voting FOR a resolution to approve a concurrent private placement of convertible notes and common share purchase warrants to Pierre Lassonde and Fairfax Financial Holdings Limited. The net proceeds from the private placement will be used to fund a portion of the purchase price of the Transaction (the "Concurrent Private Placement").

Your Vote is Important

  The deadline for voting your shares by proxy is 8:00 a.m. (Vancouver time) on Friday January 17, 2025.
  Your vote is important no matter how many shares you own. Vote today!
  Shareholders who have questions or need assistance with voting their shares should contact Orla's proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 or by email at assistance@laurelhill.com.

Orla's Special Meeting of Shareholders

A special meeting of shareholders of the Company will be held on January 21, 2025, at 8:00 a.m. (Vancouver time) at Suite 3500 -1133 Melville Street, Vancouver, British Columbia, V6E 4E5, to consider the Transaction and Concurrent Private Placement.

Recommendations of Orla's Board of Directors

Orla's Board of Directors (excluding Scott Langley, Newmont's representative on the Board), having considered all factors it has deemed to be necessary to be considered, unanimously recommends Orla's shareholders vote FOR the resolutions approving the Transaction and the Concurrent Private Placement.

Shareholders are encouraged to read the Company's management information circular dated December 9, 2024, and vote their shares as soon as possible. The management information circular is available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively, as well as the Company's website at www.orlamining.com/investors/musselwhite-special-meeting.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont to acquire the Musselwhite Mine, located in Ontario, Canada. This Transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's special meeting held to consider the Transaction and Concurrent Private Placement and the expected closing date of the Transaction. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2025/09/c6027.html

%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 18:29e 09-JAN-25